Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2006	2005	2004	2003	2002

Fixed charges, as defined:
Interest on long-term debt	$131	$151	$176	$201	$209
Interest on short-term debt and other interest	13	22	7	3	3
Amortization of debt discount, expense and premium - net	8	9	7	8	7
Estimated interest component of operating rentals	7	8	8	7	7
Preferred security distributions of subsidiaries on a pre-tax basis					13

Total fixed charges	$159	$190	$198	$219	$239

Earnings, as defined:
Net income	$194	$147	$76	$28	$55

Add:
Income taxes	104	69	8	18	18
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	158	190	197	219	225

Total earnings	$456	$406	$281	$265	$298

Ratio of earnings to fixed charges	2.9	2.1	1.4	1.2	1.2

Preferred stock dividend requirements on a pre-tax basis	$24	$4	$4	$5	$7
Fixed charges, as above	159	190	198	219	239
Total fixed charges and preferred stock dividends	$183	$194	$202	$224	$246
Ratio of earnings to combined fixed charges and preferred stock dividends	2.5	2.1	1.4	1.2	1.2